SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH October 1, 2003

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
55 (61) 415-1140
ri@brasiltelecom.com.br

Media Relations
(1 212) 983-1702
ivette.almeida@annemcbride.com

Free Translation

BRASIL TELECOM REDUCES CAPEX FOR 2003

Brasilia, Brazil, September 30, 2003 – Considering the permanent search for greater efficiency in using its cash resources and the economy slowdown during 2003, Brasil Telecom (NYSE: BRP, BTM and BOVESPA: BRTP4/BRTP3, BRTO4/BRTO3) decided for a reduction in the 2003 CAPEX, approved by the Board of Directors, from R$1.8 billion to R$1.4 billion, which represents a saving of, approximately, R$440 million. With this reduction and the solid and increasing cash generation, Brasil Telecom expects a reduction of the consolidated net debt by the end of 2003.

# # #

Brasil Telecom Participações S.A. is the holding company of Brasil Telecom S.A., which provides local, intra-state and intra-region long distance, network, data communication and other value-added services to the states of Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Goiás, Santa Catarina, Paraná, and Rio Grande do Sul, as well as the Federal District. This operating area covers 24% of the population (over 41 million people), 25% of the Brazilian GDP (approximately R$280 billion in 2002) and 33% of the nation's territory (nearly 2.8 million km2).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 1, 2003

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Paulo Pedrão Rio Branco
Name: Paulo Pedrão Rio Branco Title: Financial Executive Officer